Correspondence

April 26, 2013

By Electronic Filing

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention:  Jeffrey P. Riedler
    Assistant Director

Re:	Venaxis, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 19, 2013 File No. 001-33675

Dear Mr. Riedler:

This responds to the Staff's comment letter dated April 24, 2013, regarding the Preliminary Proxy Statement filed by Venaxis, Inc. (the “Company”) on April 19, 2013 (the "Preliminary Proxy Statement").  For your convenience, the Staff's comment has been reproduced below, followed by the Company's response.

Proposal Two - Approval of Amendment to the Company’s Articles of Incorporation, page 28

We note your disclosure that you are seeking to increase your authorized shares in order to provide the company with the ability to pursue financing or other strategic opportunities.  Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized shares of common stock available for issuance if Proposal Two is approved.  If such plans exist, please disclose all material information.

RESPONSE:  We would propose to include the following disclosure in Proposal Two of our Proxy Statement for our 2013 Annual Meeting of Shareholders.  We would appreciate the opportunity to address any comments the Staff  may have to this additional disclosure prior to making an amended filing, and would propose that such filing be a definitive proxy statement on Schedule 14A.

“As a company with significant capital needs for its product development, clinical and regulatory activities, the Company continues to pursue equity financing as a principal means of raising capital.  In June and November 2012, the Company completed public offerings of a total of 8,337,900 shares of its Common Stock. In December 2012, the Company also issued "engagement award" stock options to purchase a total of 451,066 shares of Common Stock, which included 384,842 stock options granted to its executive officers and non-employee directors.  The Company expects to pursue additional capital-raising transactions in 2013 to support its APPY1 product development efforts.  While we believe our current authorized but unissued shares of Common Stock will be sufficient for any near-term capital-raising transaction, and we do not have any current plans with respect to issuance of the increased number of authorized shares of Common Stock, we also believe that the requested increase in authorized shares will provide us with the ability to pursue additional future transactions.”

Securities and Exchange Commission
April 26, 2013

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (303) 794-2000.

Sincerely yours,

/s/ Jeffrey McGonegal
Jeffrey G. McGonegal
Chief Financial Officer
Venaxis, Inc.

cc:           Amy Reischauer, Securities and Exchange Commission
Stephen Lundy, Venaxis, Inc.
Mary Mullany, Ballard Spahr LLP